Exhibit 99.1

Yimutian Inc. Secures up to $30 Million in Funding to Support Strategic Growth and Strengthen Liquidity

Beijing, December 9, 2025 -- Yimutian Inc. (NASDAQ: YMT) (the “Company” or “Yimutian”), a leading agricultural digital service company in China, today announced that it recently entered into a securities purchase agreement with an institutional investor (the “Investor”), pursuant to which the Company may issue and sell senior convertible promissory notes in a private placement of up to an aggregate principal amount of $30 million (the “Notes”), which are convertible into American depositary shares of the Company (“ADSs”), each representing 25 Class A ordinary shares of the Company, par value of US$0.00001 per share, subject to the satisfaction or waiver of certain conditions the (“Offering”).

The Offering is expected to enhance Yimutian’s liquidity position and strengthen its balance sheet. The Company intends to use the net proceeds from the Offering for working capital and general corporate purposes.

Mr. Jinhong Deng, Chief Executive Officer of Yimutian, commented: “We believe the investment underscores the strong trust our stakeholders place in our strategic growth. With enhanced financial resources, we are better positioned to accelerate key initiatives, reinforce our balance sheet, and continue creating long-term, sustainable value for our shareholders.”

Revere Securities LLC acted as the placement agent for the Offering.

About the Offering

On December 8, 2025, the Company issued and sold to the Investor in the initial closing, an initial note in the original principal amount of $3,370,000 (the “Initial Note”). Upon satisfaction or waiver of certain conditions, the securities purchase agreement contemplates additional closings of up to $26,630,000 in aggregate principal amount of additional Notes. The Initial Note was and any additional Notes, if any, will be offered in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and Rule 506(b) of Regulation D as promulgated by the United States Securities and Exchange Commission under the Securities Act. The Company intends to file a registration statement on Form F-1 to register the resale of the ADSs to be converted from the Notes in due course.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Yimutian Inc.

Yimutian Inc, is a leading agricultural B2B platform in mainland China. Over a decade, the company has been dedicated to digitalizing China’s agricultural product supply chain infrastructure to streamline the agricultural product transaction process, and making it efficient, transparent, secure, and convenient.

For more information, please visit: https://ir.ymt.com

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Such statements include, but are not limited to, statements regarding the anticipated use of proceeds, the occurrence of closings for additional Notes in an aggregate principal amount of up to $26,630,000 (which may never occur), and the filing of a registration statement to register the resale of the ADSs issuable upon conversion of the note. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, these forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

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